CARLOS A. RAPHAEL

OVERVIEW

Inventor and entrepreneur with an extensive background in medical device sales, maintenance, and product development. After graduating from DeVry University, Carlos spent nearly two decades as a trusted consultant for multiple biomedical companies, including assisting teams with the creation of portable kidney dialysis machines and other cancer treating technologies. Currently, as the Founder of Securum Capsa Inc. - an innovative startup on a mission to revolutionize the way deliveries are secured - he is focused on bringing new exciting hardware and software solutions to market. Carlos is also a motivational speaker and mentor, inspiring and empowering minority students and other young entrepreneurs launching their own ventures.

PROFESSIONAL EXPERIENCE

Securum Capsa Inc, El Segundo, CA   **JAN 2018 – PRESENT**
Founder/Inventor, a package thief solution company

> The mission of Securum Capsa is to revolutionize how packages are secured from shipment to being received. The company has solutions for various types of packaging, shipping and security features in the industry.

C-Tech Biomedical, Los Angeles, CA   **JAN 2000 – DEC 2018**
Founder, Biomedical Development Company

> In 2000 I converted C-Tech biomedical to develop and updated portable sorbent recirculating dialysis machine that can be used in acute hospital settings and in your home and for travel for dialysis patients.

Dialysis Parts & Supplies, Los Angeles, CA   **APR 1997 – DEC 2018**
Founder, Field Service Company Nationwide

> I purchased a company called artificial kidney service in orange county and change the name to Dialysis Parts & Supplies that provided components for portable dialysis machines. The company then also did distribution in Southern California of medical disposable products for acute and chronic dialysis machines.

Fresenius Medical Care, Culver City, CA   **JUN 1994 – JAN 1996**
Biomedical Technician

> Responsible for over 30 in-center and acute dialysis machines in hospitals and clinics. Supervised

multiple staff members responsible for the service of the purification systems and artificial kidneys machines. Also was responsible for inventory of disposables items used to perform dialysis treatments.

Vivra, Temple City, West Los Angeles, Whittier, CA **MAR 1993 – JUN 1994**

Field Service, Biomedical Technician

Was responsible for over 75 dialysis machines maintenance and service in the Southern California area. That also included the reverse osmosis water purification systems let each location.

Biomedical Medical Applications, Carson CA **AUG 1991 – MAR 1993**

Biomedical Technician

Responsible for 25 dialysis machines and the reverse osmosis water treatment system for the dialysis clinic.

DaVita, San Francisco, Walnut Creek, CA **DEC 1990 – AUG 1991**

Biomedical Technician

Responsible for the maintenance of over 40 dialysis machines in two locations in the San Francisco Bay area.

Community Dialysis Centers, Roseville, Auburn, CA **AUG 1990 – DEC 1990**

Field Service Biomedical Technician

Was responsible for over 20 in-center dialysis machines maintenance and ancillary products. Serviced multiple dialysis centers in northern California.

Fresenius Medical Care, Port Chicago, CA **OCT 1988 – AUG 1990**

Field Service Biomedical Technician

Started out in quality control and verifying dialysis machines to be shipped to customers. Within a year was promoted to research and development of new dialysis machines and ancillary products.

EDUCATION

DeVry Institute – AA Degree in Science – June 1987
DeVry Institute – Technician Diploma – June 1987

References & work samples provided upon request